VILLAGE SUPER MARKET, INC.
                            733 MOUNTAIN AVENUE
                       SPRINGFIELD, NEW JERSEY 07081
                              (973) 467-2200



                             November 12, 2009


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-0404

           RE:  Village Super Market, Inc.
                Preliminary Proxy Statement on Schedule 14A
                Filed October 29, 2009
                Definitive Proxy Statement on Schedule 14A
                Filed November 6, 2009
                File No. 001-33360

Dear Mr. Owings:

     Thank you for your comments regarding the above-referenced filings. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements. Set forth below are the Staff's comments followed by our responses:



Comment:

General

1. We note that you filed your definitive soliciting materials on November 6, 2009, eight calendar days after you filed your preliminary soliciting materials. Exchange Act Rule 14a-6(a) requires that you file a preliminary copy of the proxy statement and form of proxy with the Commission at least ten calendar days before the definitive materials are first sent or given to security holders ( with the date of the filing counting as day one). Please tell us why you have determined not to comply with Rule 14a-6. As a separate matter, considering the staff advised of its determination to review your proxy materials, please tell us what considerations you have given to providing revised materials to shareholders to reflect the additional disclosure we elicit from the comments below. If you believe the information you have already provided to shareholders is sufficient to make an informed voting decision, please tell us the basis for your belief. If you intend to provide revised materials to shareholders, please tell us the manner of dissemination you intend to use and when you intend to do so.

Response:

     The Staff is correct that we filed our definitive proxy materials on November 6, 2009, only 9 days after our filing of preliminary materials.
This occurred as the 10th day after the filing of preliminary proxy materials was Saturday November 7th. The "notice and access model" requirement, including the posting of materials on a publicly-accessible website and the mailing of the "notice of internet availability of proxy materials," is 40 calendar days before our December 18, 2009 annual meeting date, or Sunday November 8th. In retrospect, the Company should have considered the weekend timing in establishing its Notice and Access and preliminary proxy filing dates to avoid this timing issue and allow for ample time for the required
10 day review period. In future filings, the Company will ensure the appropriate time periods are adhered to.

     In order to timely provide the notice of internet availability of proxy materials to shareholders and post the materials on the website, we elected to file the definitive proxy on Friday November 6, 2009. This was done after conversations with Staff regarding the nature of the likely comments in this letter. The Company's opinion was that our responses to known Staff comments would be sufficient that Staff would not require a recirculation of proxy materials as the Company believes the proxy materials distributed are sufficient for shareholders to make an informed voting decision.
In addition, the Company understood that if the Staff was not satisfied with the Company's responses, the Company could be required to postpone its annual meeting and re-circulate revised proxy materials.

     As explained in our response to comments 3 and 4 below, the Company has no acquisition plans at this time. In addition, there are no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock. Further, the increase in the
number of authorized common shares would have no anti-takeover effect.   As
the responses to these two questions from Staff are negative, the Company believes the proxy materials already distributed to shareholders are sufficient to make informed voting decisions. Therefore, the Company does not believe it is necessary to provide revised materials to shareholders.



Comment:

Code of Ethics, page 7

2. We note your disclosure that you have a code of ethics. It appears that the code of ethics that is attached as Exhibit 14 to your Form 10-K for the fiscal year ended July 25, 2009 does not meet the definition of "code of ethics" in Item 406 of Regulation S-K. For instance, your code does not address reporting code violations or promoting accountability for adherence to the code. In addition, we are unable to locate the text of the code on your corporate website, as required by Item 406(c)(2). Please revise your disclosure to clarify and explain your reasons for not adopting a code of ethics within the meaning of Item 406.

Response:

     The Company will file a Form 8-K to disclose an amendment to its Code of Ethics adding the following provisions:

     I also agree that, if I should become aware of any violation of law or of this code by the Company or anyone acting on behalf of the Company, it is my responsibility to report the violation promptly to the Company's chief financial officer, general counsel, chief executive officer or the Audit Committee whistleblower hotline, as appropriate. I understand that although the Company seeks to address any such matters internally, nothing in this Code prevents me from reporting any illegal activity to the appropriate legal authority. I also understand that the Company will not discriminate or retaliate against me if I in good faith report such violation, and that I will not discriminate or retaliate against other employees who report violations. Further, I understand that this Code does not prohibit me from testifying or otherwise participating in any proceeding or investigation that may follow.

     I acknowledge that violations of this code may subject me to disciplinary action, which could include termination.


     The following is from page 9 of the Company's Form 10-K for the year ended July 25, 2009 to explain why the Company does not maintain a website:

        "As a member of the Wakefern cooperative, Village relies upon our customer focused website, www.shoprite.com, for interaction with customers and prospective employees. This website is maintained by Wakefern for the benefit of all ShopRite supermarkets, and therefore, does not contain any financial information related to the Company."


     Page 7 of the Proxy Statement states:

        "The Company will furnish a copy of the Code of Ethics, without charge, to each person who forwards a written request to Mr. Robert Sumas, Secretary, Village Super Market, Inc, 733 Mountain Avenue, Springfield, New Jersey 07081."


     The Company believes the above satisfies Item 406(c):

The registrant must:

        (1) File with the Commission a copy of its code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as an exhibit to its annual report;

        (2) Post the text of such code of ethics on its Internet website and disclose, in its annual report, its Internet address and the fact that it has posted such code of ethics on its Internet Website; or

        (3) Undertake in its annual report filed with the Commission to provide to any person without charge, upon request, a copy of such code of ethics and explain the manner in which such request may be made. (emphasis added)



Comment:

Proposal 3.  Amendment to Restated Certificate of Incorporation  -  page 18

3. We note that you are seeking approval of an amendment to your certificate of incorporation in order to increase the number of authorized shares of your common stock available for issuance. We further note your mention of "possible future acquisitions" among your reasons for increasing the number of authorized shares. Please tell us if this increase in shares is necessary in order to complete any particular acquisition. If an increase in authorized common shares is necessary to complete an acquisition contemplated at this time, you should revise your proxy statement to include the information required by Item 14 of Schedule 14A. See also Note A to Schedule 14A. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Response:

     The Company has no acquisition plans at this time. In addition, there are no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock. The proposed amendment to increase the number of authorized shares is to provide for any future needs for stock splits, acquisitions or other purposes, none of which are currently planned. As the Company has no acquisition, or other plans, to issue any of the additional authorized shares of common stock, the Company believes the proxy materials already distributed to shareholders are sufficient to make informed voting decisions. Therefore, the Company does not believe it is necessary to provide revised materials to shareholders.



Comment:

4. Please refer to SEC Release No. 34-15230 (October 13, 1978) and discuss the possible anti-takeover effects of the increase in authorized common shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

Response:

     The increase in the number of authorized common shares would have no anti-takeover effect. The Company has no anti-takeover mechanisms and there are no plans or proposals to adopt other provisions or enter into
arrangements that may have anti-takeover consequences.   As the increase
in authorized common shares has no anti-takeover effects, the Company believes the proxy materials already distributed to shareholders are sufficient to make informed voting decisions. Therefore, the Company does not believe it is necessary to provide revised materials to shareholders.



     The Company acknowledges that:

        - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
        - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
        - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     We appreciate your assistance in ensuring the Company provides appropriate disclosures in its public filings. Should you have any questions about the above responses, please feel free to contact the undersigned at (973) 467-2200 x220.



                                          /s/ Kevin Begley


                                          Kevin Begley
                                          Chief Financial Officer